Exhibit 4.16

Dated 31 December 2011

INVESTMENT AGREEMENT

between

sunways Aktiengesellschaft

and

LDK Solar Germany Holding GmbH

and

LDK Solar Co., Ltd.

Table of Contents

Contents		Page

Preamble		6

1	Termination LTC	8

2	Fixed Assets Lease Agreement	8

3	Capital Increases and Subscription	8

4	Takeover Offer	10

5	Support of Takeover Offer / Recommendation by the Management Board	11

6	Obligations of Sunways / Information provided	12

7	Capacity and other Representations and Warranties	14

8	Listing / Listing Prospectus	14

9	Available Funds	14

10	Communication	15

11	Merger Control Filing	15

12	Time Schedule	15

13	Structure of Sunways after Completion	16

14	Corporate Governance after Completion	16

15	Future Business	17

16	Confidentiality	17

17	Lock up / Exit	17

18	Term and Termination	18

19	Notices	19

20	Costs	20

21	Miscellaneous	20

22	Governing Law / Disputes	20

TABLE OF ANNEXES

Annex 1	Termination Agreement

Annex 2	Fixed Assets Lease Agreement

Annex 3.1.3(i)a	Subscription Certificate I

Annex 3.1.3(i)b	Escrow Agreement I

Annex 3.1.3(ii)	Escrow Agreement II

Annex 3.2.3	Draft Contribution Agreement and English convenience translation

Annex 3.2.4(i)	Subscription Certificate II

Annex 7.1	Representations and Warranties of LDK Germany Holding and LDK Solar

Annex 7.2	Representations and Warranties of Sunways

Annex 9.2	Copy of commitment letter by LDK Solar

Annex 15.1	Business Plan

Definitions

Acceptance Period	as defined in Section 4.4

Ad-Hoc-Announcement	as defined in Section 10.1

AktG	as defined in Preamble (H)

Authorized Capital	as defined in Preamble (A)

BaFin	as defined in Preamble (H)

BGB	as defined in Section 7.1

Bundeskartellamt	as defined in Section 4.5.1

Business Day	as defined in Section 3.1.3 (ii)

Capital Increase I	as defined in Preamble (H)

Capital Increase II	as defined in Preamble (H)

Cash Contribution	as defined in Section 3.1.3 (ii)

Combination	as defined in Preamble (H)

Competing Offer	as defined in Section 5.4

Completion	as defined in Section 5.4

Contributed Claim	as defined in Section 3.2.2 (i)

Contributed Wafers	as defined in Section 3.2.2 (iii)

Contribution Agreement	as defined in Section 3.2.3

Contributions in Kind	as defined in Section 3.2.2 (iii)

Dispute	as defined in Section 22.2

Domination Agreement	as defined in Section 14.3

Escrow Agreement I	as defined in Section 3.1.3(i)

Escrow Agreement II	as defined in Section 3.1.3(ii)

Fixed Assets Lease Agreement	as defined in Section 2

Issue Price	as defined in Section 3.1.2

Joint Press Release	as defined in Section 10.2

LDK Lessee	as defined in Preamble (F)

LDK Lessee Parent	as defined in Preamble (E)

LDK Nominee	as defined in Section 14.4.1

Lessor	as defined in Section 2

LTC	as defined in Preamble (C)

Management Board	as defined in Preamble (A)

Merger Control Clearance	as defined in Section 4.5.1

Merger Control Filing	as defined in Section 11.1

New Sunways Shares	as defined in Preamble (H)

Offer Document	as defined in Section 4.2

Offer Price	as defined in Section 4.3

Offer Recommendation	as defined in Section 5.2

Production Facility	as defined in Section 2

Prospectus	as defined in Section 8.1

Reasoned Statement	as defined in Section 5.2

Resolution No. 1	as defined in Section 3.1.1

Resolution No. 2	as defined in Section 3.2.1

Rules	as defined in Section 22.2

Signing Date	as defined in Preamble (A)

Subscription Certificate I	as defined in Section 3.1.3 (i)

Subscription Certificate II	as defined in Section 3.2.4 (i)

Sunways Articles	as defined in Preamble (A)

Sunways Group	as defined in Section 6.1.1

Sunways Share	as defined in Preamble (A)

Sunways Shareholders	as defined in Section 3.1.1

Sunways Shares	as defined in Preamble (A)

Superior LDK Offer	as defined in Section 5.4.2

Superior Offer	as defined in Section 5.4.1

Supervisory Board	as defined in Preamble (A)

Takeover Offer	as defined in Preamble (H)

Term Sheet	as defined in Preamble (D)

Termination Fee	as defined in Section 1

Termination Agreement	as defined in Section 1

Transaction	as defined in Preamble (H)

Tribunal	as defined in Section 22.2

Trustee	as defined in Section 3.1.3 (i)

WpHG	as defined in Preamble (B)

WpPG	as defined in Section 8.1

WpÜG	as defined in Preamble (H)

Investment Agreement

(the “Agreement”)

between

(1)	sunways Aktiengesellschaft, with its corporate seat in Constance (Konstanz), Germany, registered with the commercial register of the local court Freiburg im Breisgau, Germany, under no. HRB 381661, with executive offices at Macairestr. 3-5, 78467 Constance, Germany

– hereinafter referred to as “Sunways” –

(2)	LDK Solar Germany Holding GmbH, with its corporate seat in Munich, Germany, registered with the commercial register of the local court Munich under no. HRB 194471, and offices at Landsberger Str. 302, 80687 Munich, Germany

– hereinafter referred to as “LDK Germany Holding” –

– Sunways and LDK Germany Holding hereinafter each individually referred to as a “Party” and collectively referred to as the “Parties” –

and

(3)

LDK Solar Co., Ltd., a company incorporated under the laws of the Cayman Islands, with its registered office at c/o Corporate Filing Services Limited, 4th Floor, Harbour Centre, P.O. BOX 613, George Town, Grand Cayman, Cayman Islands, and executive offices at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong

– hereinafter referred to as “LDK Solar” –

Preamble

(A)	WHEREAS, Sunways is a German listed stock corporation, active in the photovoltaic industry and specialised on the development, industrial production and marketing of photovoltaic cells as well as the production of modules, inverters and components for renewable electricity generation. As of the date of signing of this Agreement (the “Signing Date”), the share capital of Sunways amounts to EUR 11,588,613.00 and is divided into 11,588,613 no-par value bearer shares (auf den Inhaber lautende Aktien ohne Nennbetrag (Stückaktien)), each with a proportional share of Sunways’ share capital of EUR 1.00 per share (each a “Sunways Share”, collectively the “Sunways Shares”). Pursuant to Section 5 para. 2 of the articles of association of Sunways (the “Sunways Articles”) the management board of Sunways (the “Management Board”) is authorized to increase the share capital of Sunways with the consent of the supervisory board of Sunways (the “Supervisory Board”) through the issue of new no-par value bearer shares against contributions in cash and/or in kind by up to in total EUR 5,790,000 (the “Authorized Capital” - genehmigtes Kapital). According to the Sunways Articles, the Management Board is authorized to exclude the subscription rights (Bezugsrechte) of the current shareholders of Sunways with the consent of the Supervisory Board under certain prerequisites, among other things in case of a capital increase against contribution in kind and in case of a capital increase against contribution in cash if the newly created shares subject to the exclusion of subscription rights (Bezugsrechtsausschluss) do not exceed an amount of 10% in the share capital of Sunways at the time of the resolution on the utilization (Ausnutzung) of the Authorized Capital and the issue price (Ausgabebetrag) does not considerably fall short of the relevant stock exchange quotation. Sunways Shares are listed to trading on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and the sub-segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. Sunways Shares are also traded on the open market (Freiverkehr) of the stock exchanges in Stuttgart, Düsseldorf, Berlin, Hamburg and Munich as well as via the XETRA electronic trading system.

(B)	WHEREAS, LDK Germany Holding is a German limited liability company. At the Signing Date, LDK Germany Holding does not hold any Sunways Shares and no Sunways Shares are attributed to LDK Germany Holding pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz – “WpHG”).

(C)	WHEREAS, Sunways has entered into into a Wafer Supply Contract with a company of LDK group on 21 September 2007, as amended on 20 September 2008, under which Sunways has agreed to purchase wafers in quantities specified in such agreement and subject to a procedure described thereunder (the “LTC”). The LTC has a term until 31 December 2017.

(D)

WHEREAS, Sunways and LDK Solar, the ultimate parent company of LDK group, have explored possibilities of reorganising their current business relations and advancing their cooperation in the photovoltaic business. As part of such cooperation, Sunways and LDK Solar came to the conclusion that a significant investment of LDK Solar in Sunways would be in the best interest of Sunways and LDK Solar as well as their shareholders, customers, employees and other stakeholders. Against this background, LDK Solar and Sunways entered into a non-binding term sheet outlining the indicative terms and conditions regarding an investment by LDK Solar in Sunways on 14 May 2011 (the “Term Sheet”). During the further course of discussions it was agreed between Sunways and LDK Solar that the investment in Sunways should be made by LDK Germany Holding. LDK Germany Holding is a wholly-owned subsidiary of LDK Solar International Company Limited with its registered and executive offices at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong. LDK Solar International Company Limited in turn is a wholly-owned subsidiary of LDK Solar.

(E)	WHEREAS, LDK Germany Holding holds 100% of the shares in LDK Solar Investment Holding (HK) Co., Limited, with its registered office and executive offices at Unit 15, 35th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong (“LDK Lessee Parent”).

(F)	WHEREAS, LDK Lessee Parent holds 100% of the shares in Jiangxi LDK International Trade Co. Ltd., business registration number 3601005200060121, with its registered office at No. 1699, Tian Xiang Da Dao, Hi-Tech Park, Nanchang City, Jiangxi Province and executive office at 5/F, Hi-Tech Administrative Committee, No. 999, Torch Street, Hi-Tech Park, Nanchang City (the “LDK Lessee”).

(G)	WHEREAS, any rights and obligations under the LTC have been assigned and contributed to LDK Germany Holding by way of an assignment agreement dated 31 December 2011.

(H)	WHEREAS, based on the understanding reached in the Term Sheet, Sunways and LDK Solar as well as LDK Germany Holding following its incorporation into LDK group have agreed on the following actions (together the “Transaction”): LDK Germany Holding shall acquire an equity interest in Sunways of approx. 33.3% by means of a combined capital increase against (i) contributions in cash pursuant to sec. 186 para. 3 sentence 4 German Stock Corporation Act (Aktiengesetz – “AktG”) (“Capital Increase I”) and (ii) contributions in kind (“Capital Increase II”), in each case under the exclusion of subscription rights (the Sunways Shares created under Capital Increase I and Capital Increase II the “New Sunways Shares”). Under Capital Increase II, LDK Germany Holding shall contribute to Sunways several contributions in kind, comprising of parts of a claim of LDK Germany Holding against Sunways, 100% of the shares in LDK Lessee Parent and a certain number of solar wafers. Concurrently, LDK Germany Holding shall launch a voluntary public takeover offer for all outstanding Sunways Shares in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “WpÜG”) (the “Takeover Offer”). The listing of the New Sunways Shares will require the filing of a listing prospectus with and the approval of such prospectus by the German Federal Financial Supervisory Authority (“Bundesanstalt für Finanzdienstleistungsaufsicht” – “BaFin”). By way of the Transaction LDK Germany Holding would acquire approx. 33.3% of the Sunways share capital existing after implementation (Durchführung) of Capital Increase I and Capital Increase II plus up to 100% of the outstanding Sunways Shares by way of the Takeover Offer (the “Combination”).

(I)	The Parties and LDK Solar intend to enter into this Agreement in order to implement the Transaction and to afford one another comfort that the Transaction will be successfully carried out and executed in a timely manner.

NOW, THEREFORE, it is agreed as follows:

1	Termination LTC

The Parties shall terminate the LTC by way of a termination agreement in the form as attached as Annex 1 (the “Termination Agreement”, the compensation payable by Sunways under the Termination Agreement the “Termination Fee”) immediately after signing of this Agreement, however, subject to the resolutive condition (auflösende Bedingung) that the implementation (Durchführung) of Capital Increase I and Capital Increase II has not been registered in the commercial register within 6 months following Signing Date.

2	Fixed Assets Lease Agreement

LDK Lessee and LDK Solar Hi-Tech (Nanchang) Co., Ltd., with its registered office and executive offices at Room 517, No. 998 Torch Street, Hi-Tech Industrial Development Zone, Nanchang City, Jiangxi Province, People’s Republic of China 330096 (the “Lessor”) have entered enter into a fixed assets lease agreement regarding the facility for the production of solar modules at Dong Yuan Factory, No 189, Dong yuan Road, High-tech industrial Development Zone, Nan Chang City, Jiang Xi Province, People’s Republic of China (the “Production Facility”, such agreement the “Fixed Assets Lease Agreement”). A copy of the Fixed Assets Lease Agreement is attached as Annex 2.

3	Capital Increases and Subscription

3.1	Capital Increase I

3.1.1	The Management Board, by exercising its authorisation pursuant to Section 5 para. 2 of the Sunways Articles, shall resolve that, subject to the consent of the Supervisory Board, the registered share capital of Sunways, by utilizing the Authorized Capital, shall be increased in the amount of EUR 1,158,845.00 against contribution in cash by way of issuance of 1,158,845 New Sunways Shares. The Management Board shall further resolve that, subject to the consent of the Supervisory Board, the right of the existing shareholders of Sunways (the “Sunways Shareholders”) to subscribe for New Sunways Shares issued under this Capital Increase I shall be excluded pursuant to Section 5 para. 2, 3rd dash bullet of the Sunways Articles (simplified exclusion of subscription right (vereinfachter Bezugsrechtsausschluss) pursuant to sec. 186 para. 3 sentence 4 AktG) and LDK Germany Holding shall be exclusively entitled to subscribe for the New Sunways Shares issued under Capital Increase I (such resolution together with the resolution on Capital Increase I “Resolution No. 1”).

3.1.2	The issue price for each New Sunways Share to be issued under Capital Increase I shall be EUR 1.90 (the “Issue Price”).

3.1.3	For the purpose of registration of the implementation of Capital Increase I in the commercial register of Sunways,

(i)

LDK Germany Holding shall, subject to the terms and conditions stated in this sec. 3.1.3(i), issue and deliver to the notary Dr. Gerhard Sieß, Rheingasse 2, 78462 Constance, Germany, as trustee (the “Trustee”) without undue delay (unverzüglich) two original copies of the subscription certificate (Zeichnungsschein) pursuant to sec. 185 AktG relating to the New Sunways Shares issued under Capital Increase I in the form as attached as Annex 3.1.3(i)a (the “Subscription Certificate I”) by which it subscribes for the New Sunways Shares issued under Capital Increase I at the Issue Price, such Subscription Certificate I, in accordance with its terms, to expire within 6 months after Signing Date in case the implementation of Capital Increase I has not been registered in the commercial register of Sunways at that time. The Trustee shall hold the Subscription Certificate I in escrow on the basis of the escrow agreement entered into between the Parties and the Trustee on 30 December 2011 that is attached as Annex 3.1.3(i)b (the “Escrow Agreement I”). Sunways and LDK Germany Holding will jointly instruct the Trustee to only file the Subscription Certificate I with the commercial register of Sunways upon receipt of an explicit written (also by telefax) instruction (release instruction) of Sunways and LDK Germany Holding. Sunways and LDK Germany Holding will give the release instruction if (i) the Cash Contribution (as defined below in 3.1.3(ii)) has been duly credited to the account of Sunways mentioned in 3.1.3(ii) and (ii) the condition (Merger Control Clearance requirement) set forth in Section 4.5.1 has been fulfilled; and

(ii)	The Parties have further entered into an escrow agreement with the Trustee on 30 December 2011 regarding the cash contribution to be transferred to Sunways under Capital Increase I, a copy of which is attached hereto as Annex 3.1.3(ii) (the “Escrow Agreement II”). The Trustee shall credit the escrow amount that equals the Issue Price multiplied by the number of New Sunways Shares issued under Capital Increase I, i.e. an aggregate amount of EUR 2,201,805.50 (the “Cash Contribution”), plus interest thereon, if any, without any deductions or withholdings, to a special account to be opened and maintained by Sunways at equinet Bank AG, Frankfurt Main, Germany, and titled “Sonderkonto Kapitalerhöhung 2011” by no later than two Business Days (a business day being a day on which banks are generally open for business in Frankfurt Main, Germany, the “Business Day”) following notification by the Parties that the condition (Merger Control Clearance requirement) set forth in Section 4.5.1 has been fulfilled, such account to be non-interest bearing and free of charge.

3.2	Capital Increase II

3.2.1	The Management Board, by exercising its authorisation pursuant to Section 5 para. 2 of the Sunways Articles, shall resolve that, subject to the consent of the Supervisory Board, the registered share capital of Sunways, by utilizing the Authorized Capital, shall further be increased in the amount of EUR 4,631,155.00 against the Contributions In Kind (as further described in Section 3.2.2) by way of issuance of 4,631,155 New Sunways Shares. The Management Board shall further resolve that, subject to the consent of the Supervisory Board, the right of the Sunways Shareholders to subscribe for New Sunways Shares issued under Capital Increase II shall be excluded pursuant to Section 5 para. 2, 2nd dash bullet of the Sunways Articles (Bezugsrechtsausschluss) (such resolution together with the resolution on Capital Increase II “Resolution No. 2”).

3.2.2	Capital Increase II shall be carried out against contribution by LDK Germany Holding of the following contributions in kind:

(i)	a partial amount of the Termination Fee in the amount of EUR 3,500,000 (the “Contributed Claim”);

(ii)	100% of the equity interest of LDK Germany Holding in its wholly-owned subsidiary in Hong Kong, LDK Lessee Parent, which holds 100% of the equity interest in LDK Lessee, a wholly foreign-invested enterprise under the laws of the People`s Republic of China, and which is the lessee under the Fixed Assets Lease Agreement; and

(iii)	565,000 multichrystalline wafers with a specification as defined in Annex 1 of the Contribution Agreement (the “Contributed Wafers”)

(the contributions in kind under (i) through (iii) together the “Contributions in Kind”).

3.2.3

Details of the Contributions in Kind and their respective contribution to Sunways by LDK Germany Holding are described in the draft contribution agreement (Einbringungsvertrag) with respect to the Contributions in Kind attached in the prevailing German version together with an English convenience translation as Annex 3.2.3 (the “Contribution Agreement”). LDK Germany

Holding shall use reasonable best efforts, to the extent legally permissible, to take all necessary and possible actions and measures to safeguard that the Contributions in Kind are at Sunways’ free disposal without undue delay (unverzüglich) after the condition (Merger Control Clearance requirement) set forth in Section 4.5.1 has been fulfilled to enable a notification of the resolution on Capital Increase II and the implementation of Capital Increase II in the commercial register of Sunways in due time.

3.2.4	For the purpose of registration of the implementation of Capital Increase II in the commercial register of Sunways,

(i)	LDK Germany Holding shall, subject to the conditions stated herein, issue and deliver to the Trustee, without undue delay (unverzüglich) two original copies of the subscription certificate (Zeichnungsschein) pursuant to sec. 185 AktG relating to the New Sunways Shares issued under Capital Increase II in the form as attached as Annex 3.2.4(i) (the “Subscription Certificate II”) by which it subscribes for the New Sunways Shares issued under Capital Increase II against contribution of the Contributions in Kind, such Subscription Certificate II, in accordance with its terms, to expire within 6 months after Signing Date in case the implementation of Capital Increase II has not been registered in the commercial register of Sunways at that time;

(ii)	LDK Germany Holding and Sunways shall, immediately after Signing Date, enter into the Contribution Agreement, which shall also be delivered to the Trustee; and

(iii)	The Trustee shall hold the Subscription Certificate II and the Contribution Agreement in escrow on the basis of the Escrow Agreement I. Sunways and LDK Germany Holding will instruct the Trustee to only file the Subscription Certificate II and the Contribution Agreement with the commercial register of Sunways upon receipt of an explicit written (or also by telefax) instruction (release instruction) of Sunways and LDK Germany Holding jointly. Sunways and LDK Germany Holding will give the release instruction if (i) the condition (Merger Control Clearance requirement) set forth in Section 4.5.1 has been fulfilled and (ii) all other requirements for the application of Capital Increase II with the commercial register have been met.

3.3	The New Sunways Shares are no-par value bearer shares, each with a proportional share of Sunways’ share capital of EUR 1.00 per share, and carry the same rights and obligations as Sunways Shares, except that they will carry dividend rights only as of 1 January 2012.

4	Takeover Offer

4.1	Without undue delay after the signing of this Agreement, LDK Germany Holding shall announce its intention to launch the Takeover Offer pursuant to sec. 10 para. 1 sentences 1 and 2, para. 3 WpÜG.

4.2	LDK Germany Holding shall (i) prepare an offer document regarding the Takeover Offer as well as any additional information required pursuant to the WpÜG (“Offer Document”) and (ii) submit the Offer Document to BaFin pursuant to sec. 14 para. 1 WpÜG; LDK Germany Holding aims to submit the document by mid-January 2012, in any case the document shall be submitted within the periods prescribed by sec. 14 WpÜG.

4.3	The Offer Document shall provide for an offer price (cash consideration) of EUR 1.90 for each outstanding Sunways Share (the “Offer Price”).

4.4	The acceptance period of the Takeover Offer pursuant to sec. 16 para. 1 WpÜG shall be 6 weeks (the “Acceptance Period”), unless extended due to mandatory legal provisions.

4.5	The Takeover Offer shall only be subject to

4.5.1	the condition precedent (aufschiebende Bedingung) that the German Federal Cartel Office (the “Bundeskartellamt”) (i) has cleared the Combination or (ii) is deemed to have cleared the Combination (the “Merger Control Clearance”);

4.5.2	the condition precedent (aufschiebende Bedingung) that the number of all Sunways Shares in respect of which until the expiration of the Acceptance Period the acceptance of the Takeover Offer has been validly declared and not revoked corresponds – together with (i) the Sunways Shares held by LDK Germany Holding (also the “Offeror”) or any persons acting in concert with the Offeror until the expiration of the Acceptance Period and (ii) all further Sunways Shares which the Offeror acquires or agrees to acquire outside the Takeover Offer – to at least 50% plus one of the Sunways Shares issued at the time of the expiration of the Acceptance Period (the “Minimum Acceptance Threshold”) (or a condition substantially similar to this Section 4.5.2).

4.6	LDK Germany Holding reserves the right, to the extent legally permissible, to acquire additional Sunways Shares outside the Takeover Offer on or off the stock exchange.

5	Support of Takeover Offer / Recommendation by the Management Board

5.1	Sunways shall use reasonable best efforts, to the extent legally permissible, to take all actions and measures beneficial to the Takeover Offer which it is competent to take in connection with the Takeover Offer. To the extent reasonably practicable, Sunways shall also generally support LDK Germany Holding to explain the benefits of the Transaction to the shareholders of Sunways. All the foregoing shall be done in compliance with the duties of the Management Board and applicable laws and shall not affect the right of Sunways to obtain one or more fairness opinions in connection with the Takeover Offer.

5.2	The Management Board shall issue in due time a reasoned statement pursuant to sec. 27 WpÜG (the “Reasoned Statement”) and in the Reasoned Statement confirm that the terms of the Takeover Offer are deemed fair and reasonable for Sunways’ shareholders and recommend to Sunways’ shareholders to accept the Takeover Offer (the “Offer Recommendation”), to the extent the Offer Recommendation is in compliance with the requirements set forth in sec. 27 WpÜG and with applicable laws, including the Management Board’s fiduciary obligations to Sunways, such Offer Recommendation not to be amended or withdrawn.

5.3	The obligations to support the Takeover Offer as described in Section 5.1 and to render and not amend or withdraw the Offer Recommendation are subject to the following requirements:

5.3.1	The terms of the Takeover Offer comply with the content of the Takeover Offer agreed in this Agreement and deviations, if any, are more favourable to Sunways and the shareholders of Sunways;

5.3.2	no Superior Offer (as defined in Section 5.4.1) has been launched by a third party and LDK Germany Holding has not amended the Takeover Offer pursuant to Section 5.4.2; and

5.3.3	no other circumstances exist, that, in the reasonable opinion of the Management Board acting in good faith with regard to its duties, would cause the members of the Management Board to violate their duties under applicable law (including their fiduciary duties and obligations under German law, in particular, the duty of care and loyalty under sec. 93 AktG) by supporting and issuing the Offer Recommendation.

5.4	Until the implementation of Capital Increase I and Capital Increase II and the final settlement of the Takeover Offer (the “Completion”), the Management Board undertakes to, and procures (dafür einstehen) that the officers, employees, agents and representatives of Sunways will, refrain from actively soliciting or contacting any third party investors which might interfere with the envisaged Transaction. It will immediately and fully inform LDK Germany Holding about any Competing Offer made, as well as any changes thereto. If a third party launches, or publishes its intention to launch within the meaning of sec. 10 WpÜG, an offer for all shares of Sunways (the “Competing Offer”), the Management Board shall be entitled to withdraw its Offer Recommendation (if already published) and/or support and recommend such Competing Offer to the shareholders of Sunways, provided that

5.4.1	the Management Board, acting reasonably and in good faith, determines - taking into account external expert legal and/or financial advice by a reputable law firm and/or investment bank or audit firm - that such Competing Offer is more favourable to Sunways and the shareholders of Sunways than the Takeover Offer, taking into account, without limitation, all of the terms and conditions of the Competing Offer including its offer price or consideration, type of consideration, aims of the competing offeror, effects for the shareholders, its conditions, the likelihood of its completion in accordance with its terms and the likely timing of the transaction (such Competing Offer a “Superior Offer) and provided that LDK Germany Holding is provided in due time prior to the decision relevant information (whereby any documentation and information shall be deemed relevant which LDK Solar Germany in good faith deems relevant to the extent such information can be provided by the Management Board without contravening the fiduciary duties or any other legal obligations or duties of one or several members of the Management Board) forming the basis for such decision of the Management Board in written form; and

5.4.2	LDK Germany Holding has not amended the Takeover Offer within five Business Days following information by Sunways that in the view of the Management Board the Competing Offer is a Superior Offer to the effect that the amended Takeover Offer in the view of the Management Board is more favourable to Sunways and the shareholders of Sunways than the Superior Offer, thus transforming the Takeover Offer into a “Superior LDK Offer”.

5.5	In case of a Superior LDK Offer all provisions in this Agreement, including without limitation the provisions relating to the Takeover Offer, shall from the date of such amendment relate to the Superior LDK Offer in lieu of the Takeover Offer.

5.6	Other than in case of a Superior LDK Offer, if the Management Board decides to withdraw an Offer Recommendation in view of a Superior Offer (as defined above) and, as a result of such withdrawal, Completion does not occur, Sunways shall pay to LDK Germany Holding a reasonable break-fee of EUR 125,000.00 in order to compensate LDK Germany Holding and its affiliates for any frustrated transaction costs.

5.7	Any obligations of the Management Board under this Agreement shall only exist if and to the extent such obligations comply with and do not infringe any provisions of applicable law, in particular obligations of the members of the Management Board to observe their duty of care and fiduciary duty towards Sunways, including their obligations under sec. 14, 27 and 33 WpÜG and under sec. 76 and 93 AktG.

6	Obligations of Sunways / Information provided

6.1	From the Signing Date until the earlier of (i) Completion or (ii) a termination of this Agreement pursuant to Section 18.2:

6.1.1	Sunways shall procure (dafür einstehen), to the extent legally permissible, that none of the following will occur or be committed without the prior written consent of LDK Germany Holding:

•

Any resolution of Sunways’ general meeting amending the Sunways Articles (except for any amendments provided for or deriving from this Agreement and its Annexes, required by mandatory law or non-appealable court order or court order with respect to which an appeal has no suspensive effect) or amendment of the articles of association of Sunways Production GmbH;

•	any issue of shares by Sunways and its subsidiary Sunways Production GmbH (together the “Sunways Group”) (except, for the avoidance of doubt, as provided for in this Agreement);

•

any measure pursuant to the German Law on the Transformation of Companies (Umwandlungsgesetz) in relation to Sunways or members of Sunways Group where Sunways is not the surviving entity or which results in the issuance of shares by Sunways or a member of Sunways Group to any person or entity outside Sunways Group (except, for the avoidance of doubt, as provided for in this Agreement);

•	any share buy-back or redemption of Sunways Shares;

•	any conclusion of any enterprise agreement with any Sunways Group entity, in particular pursuant to secs. 291 et seq. AktG;

•	any liquidation of a Sunways Group entity;

•	any changes to the service or employment agreements of any members of the Management Board or any other corporate body of Sunways Group providing for an increase in remuneration or other benefits;

•	any declaration and/or payment of dividends or other distributions made by a Sunways Group entity; and

•

the waiver of any claims of Sunways (or Sunways Production GmbH) against any current or former managing director, member of the management board, member of the supervisory board or any other member of a corporate body of the Sunways Group.

6.1.2	Sunways Group shall conduct its business in the ordinary course and therefore no entity of Sunways Group shall:

•	enter into any agreement or assume any other obligation to pursue any of the activities set out in Section 6.1.1;

•	enter into any material agreements (in the context of this Agreement the term material agreement shall comprise any agreement the value of which exceeds EUR 600,000.00);

•	sell, transfer, purchase or accept the transfer of any shares or other equity interests in any legal entities or business (nor the substantial assets of any business);

•	pay or otherwise discharge, or provide security for, any material liabilities, other than in accordance with past practice and in the ordinary course of business;

•

sell, transfer, create any encumbrances on or otherwise dispose of any real estate, intellectual property rights or material assets or inventory, other than in accordance with past practice and in the ordinary course of business; however, for the avoidance of doubt, any disposal of production facilities in Constance (Konstanz) or actions required to execute or finalize the sale of such production facilities is explicitly permitted and not subject to any consent of LDK Germany Holding;

•	increase the remuneration (including any type of benefit) of any member of the Management Board or supervisory board member of a Group Company;

•	grant any loans or similar financial commitments or benefits to any shareholder, employee or board member of a Group Company; or

•	enter into any transactions which are not at arm’s length.

It is understood that the consent shall be deemed to be granted if LDK Germany Holding has not responded within 48 hours after a respective request by Sunways – together with comprehensive documentation in English language (or with English translations) – has been sent in accordance with Section 19 below.

6.2	From the Signing Date, Sunways will ensure that, to the extent legally permissible, LDK Germany Holding will receive the following information:

•	the quarterly reports of Sunways on the business results for the previous financial quarter;

•	information about events which are disclosed by Sunways in an ad-hoc announcement pursuant to sec. 15 WpHG;

•	drafts and the final version of the Prospectus, in each case as filed with BaFin;

•

as from the time and as long as Sunways Group will be consolidated in the accounts of LDK group, the financial information required for such consolidation on a quarterly and annual basis within three weeks after close of each quarter/ financial year; and

•	all information requested that can be disclosed to LDK Germany Holding in compliance with applicable legal requirements.

7	Capacity and other Representations and Warranties

7.1	LDK Germany Holding guarantees by way of an independent promise of warranty (selbständiges Garantieversprechen) pursuant to sec. 311 German Civil Code (Bürgerliches Gesetzbuch - “BGB”) that as of the Signing Date LDK Germany Holding is a duly existing limited liability company incorporated under the laws of the Germany and is entitled to enter into the transactions contemplated by this Agreement subject to Merger Control Clearance. Further guarantees made by LDK Germany Holding and LDK Solar are set out in Annex 7.1.

7.2	Sunways guarantees by way of an independent promise of warranty pursuant to sec. 311 BGB that as of the Signing Date Sunways is a duly existing stock corporation incorporated under the laws of Germany and is entitled to enter into the transactions contemplated by this Agreement subject to the approval of the Supervisory Board and the Merger Control Clearance. Further guarantees made regarding Sunways Group by Sunways are set out in Annex 7.2.

8	Listing / Listing Prospectus

8.1	The Parties intend to include all New Sunways Shares in the listing of the existing Sunways Shares no later than one year after issuance of the New Sunways Shares. For this purpose, Sunways shall in consultation with LDK Germany Holding prepare a securities prospectus (listing prospectus) in accordance with the requirements of the German Securities Prospectus Act (Wertpapierprospektgesetz, “WpPG”) and the Commission Regulation (EC) No 809/2004 of 29 April 2004, as amended (the “Prospectus”), and shall, together with a bank, apply for (i) admission of the New Sunways Shares to the regulated market of the Frankfurt Stock Exchange and the sub-segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange and (ii) inclusion in the listing of the existing Sunways Shares at the regulated market of the Frankfurt Stock Exchange and the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange and shall use its reasonable best efforts to have the listing accomplished as soon as possible following such application.

8.2	For the New Sunways Shares issued under Capital Increase I, the Parties will explore the possibility of (i) admittance to the regulated market of the Frankfurt Stock Exchange and the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange and (ii) the inclusion in the listing of the existing Sunways Shares at the regulated market of the Frankfurt Stock Exchange and the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange without a securities prospectus based on the exemption from the prospectus requirement pursuant to sec. 4 para. 2 no. 1 WpPG and make use of such exemption, to the extent this is legally permissible.

9	Available Funds

9.1	LDK Germany Holding has instructed DZ Bank AG, Deutsche Zentral-Genossenschaftsbank, Frankfurt Main, Germany, to act as its financial advisor for the Takeover Offer. In this context DZ Bank AG has also been requested to issue a financing confirmation pursuant to sec. 13 WpÜG in favour of LDK Germany Holding.

9.2	LDK Solar has issued a binding and irrevocable commitment letter in favour of LDK Germany Holding to fully fund the Cash Consideration and/or the Offer Price when due. A copy of such commitment letter is attached hereto as Annex 9.2.

9.3	The Parties have further entered into the Escrow Agreement II to secure the funding of Capital Increase I.

10	Communication

10.1	After signing of this Agreement and passing of Resolution No. 1 and Resolution No. 2, Sunways will issue an ad-hoc-announcement pursuant to sec. 15 para. 1 WpHG with respect to the Transaction (the “Ad-Hoc-Announcement”), the wording of the Ad-Hoc-Announcement to be mutually agreed between the Parties.

10.2	After the Ad-Hoc-Announcement, the Parties shall publish a joint press release with regard to the Transaction (“Joint Press Release”), the wording of such Joint Press Release to be mutually agreed between the Parties. The Parties shall also coordinate, to the extent legally permissible, their respective additional communication regarding the Transaction.

11	Merger Control Filing

11.1	Sunways, and to the extent legally required, LDK Germany Holding shall make merger control filings with the Bundeskartellamt in order to obtain Merger Control Clearance (“Merger Control Filing”).

11.2	Any Merger Control Filing shall be finalized and submitted by Sunways. Sunways shall provide LDK Germany Holding with drafts for review and shall in its reasonable judgment consider and not refuse without reasonable cause (sachlicher Grund) any of the comments of LDK Germany Holding. LDK Germany Holding shall provide Sunways or its advisors with all relevant information and documents to the extent necessary and reasonable (which shall always be the case if the information or document is necessary to complete Merger Control Filing or specifically requested by a relevant merger control authority).

11.3	Furthermore, in order to obtain Merger Control Clearance, Sunways and LDK Germany Holding shall (i) co-operate in all respects with each other in preparation of any filing or notification and in connection with the Merger Control Filing, (ii) supply to any competent authority as soon as reasonably practical any additional information requested pursuant to any applicable laws and take all other procedural actions required in order to obtain Merger Control Clearance, (iii) without undue delay provide each other with copies of any written communication (or written summaries of any non-written communication) in connection with the Merger Control Filing, (iv) contact any competent authority only after consultation with the other Party (unless the purpose of such contact is purely administrative), and (v) without undue delay inform the other Party in advance of the time and place of any meetings and conferences with the competent authorities and give each other and their respective advisors the opportunity to participate in all such meetings or conferences where permitted by the relevant authority.

11.4	In case the Combination is denied merger clearance, an appeal shall be filed with the consent of the Parties, such consent not to be unreasonably withheld.

12	Time Schedule

In order to ensure a prompt implementation of the Transaction, the Parties will use their best efforts, to the extent legally permissible, to have the following steps accomplished after signing of this Agreement substantially in the following order. For this purpose, the Parties undertake to co-operate in a constructive manner and in a spirit of mutual trust to take all necessary steps required:

12.1	The Parties shall terminate the LTC by way of the Termination Agreement.

12.2	The Management Board shall resolve upon Resolution No. 1.

12.3	The Management Board shall resolve upon Resolution No. 2.

12.4	The Supervisory Board shall approve Resolution No. 1 and Resolution No. 2.

12.5	LDK Germany Holding shall subscribe to Capital Increase I and Capital Increase II.

12.6	The Parties shall enter into the Contribution Agreement.

12.7	Sunways shall publish the Ad-Hoc-Announcement.

12.8	LDK Germany Holding shall publish its decision to launch the Takeover Offer in accordance with Section 10 para. 1 sentences 1 and 2, para. 3 WpÜG.

12.9	Sunways and LDK Germany Holding shall publish the Joint Press Release.

12.10	The Parties shall make the Merger Control Filing.

12.11	LDK Germany Holding shall submit the Offer Document to BaFin.

12.12	Following approval of the Offer Document by BaFin, LDK Germany Holding shall publish the Offer Document.

12.13	The Cash Contribution shall be contributed as set forth in Section 3.1.3(ii).

12.14	The Contributions in Kind shall be rendered at Sunways’ free disposal as set forth in Section 3.2.3.

12.15	Instructions to file the commercial register applications for Capital Increase I and Capital Increase II shall be issued by the Parties to the Trustee once the condition set forth in Section 4.5.1 (Merger Control Clearance requirement) has been satisfied.

12.16	Capital Increase I and Capital Increase II shall become effective by way of registration in the commercial register of Sunways.

12.17	The Filing of the Prospectus for New Sunways Shares and admission of New Sunways Shares shall take place no later than one year after issuance of the New Sunways Shares.

13	Structure of Sunways after Completion

13.1	After Completion Sunways shall continue to exist as a fully operative German entity in the legal form of a stock corporation (Aktiengesellschaft) and shall remain a listed company with its shares listed in the regulated market (Prime Standard) at the Frankfurt Stock Exchange.

13.2	LDK Germany Holding supports Sunways in order to enable Sunways to further capitalise on its brand names and further enhance the brand awareness. LDK Germany Holding undertakes to maintain “Sunways” as independent brand. Any change of the current brand strategy shall be implemented only with the explicit prior consent of the Management Board.

14	Corporate Governance after Completion

14.1	Management Board

14.1.1	LDK Germany Holding has full trust and confidence in the current members of the Management Board and does not intend to effect or initiate a change in the composition of the Management Board. For the duration of the current appointment of the members of the Management Board, LDK Germany Holding does not intend to initiate or otherwise support any action aiming at the removal of any current member of the Management Board or the termination of any corresponding employment contract.

14.1.2	The Management Board shall continue to be independent from LDK Germany Holding. LDK Germany Holding acknowledges that neither LDK Germany Holding nor any affiliated company of LDK Germany Holding within the meaning of secs. 15 et seqq. AktG is entitled to issue directives to the Management Board or any of its members, and that, absent a domination agreement (Beherrschungsvertrag) pursuant to secs. 291 et seqq. AktG (the “Domination Agreement”), there is no obligation on the part of the Management Board or any of its members to carry out or refrain from a legal transaction or act at the inducement of LDK Germany Holding, whether in form of a request, a demand or instruction.

14.2	Supervisory Board

14.2.1	The Supervisory Board currently consists of three members, all of which are nominated by the shareholders of Sunways. For as long as LDK Germany Holding holds at least 20% of the share capital and voting rights in Sunways, LDK Germany Holding shall be entitled to recommend one individual to be elected to the Supervisory Board (the “LDK Nominee”) subject to the following terms:

(i)	If an appointment by court is legally possible, LDK Germany Holding shall nominate to the Management Board the LDK Nominee who shall be appointed by the competent court upon application of the Management Board.

(ii)	If an appointment by court is not legally possible, the Management Board shall, to the extent legally permissible, use its best efforts to establish contact between LDK Germany Holding and the Supervisory Board members and support a nomination of the LDK Nominee to be elected to the Supervisory Board by Sunways’ next shareholders’ meeting.

14.2.2	Sunways will have no obligation whatsoever with respect to the election of a LDK Nominee to the Supervisory Board if and to the extent such LDK Nominee does not fulfil the prerequisites set out by statutory law, the Sunways Articles and/or the German Corporate Governance Code with respect to a member of the supervisory board.

15	Future Business

15.1	As a result of preliminary discussions on future business opportunities the Parties have agreed on the indicative business plan regarding Sunways Group attached as Annex 15.1 which shall be executed after Completion, to the extent legally permissible and subject to the fiduciary duties of the Management Board and/or Supervisory Board.

15.2	The Parties and LDK Solar agree that the Management Board shall continue to independently conduct the business operations of Sunways and Sunways Group according to applicable statutory law and based upon the business strategy described and to be implemented pursuant to Section 15.1 or further developed in the future by the Management Board. Strategy and execution of the strategy for the Sunways business shall remain the responsibility of the Management Board. This applies to all areas in which Sunways Group currently conducts business or may decide to conduct business in the future.

15.3	LDK Germany Holding and LDK Solar fully support the business plan pursuant to Section 15.1 and will support Sunways in the implementation of such plan. LDK Germany Holding and LDK Solar further intend to promote Sunways as independent brand and support Sunways in capitalizing on future market opportunities and the expansion of Sunways’ market position.

16	Confidentiality

LDK Solar and Sunways entered on 20 January 2011 into a Non-Disclosure Agreement which remains in full force and effect and to which LDK Germany Holding also agrees to adhere to and which shall also apply to this Agreement and the information contained herein accordingly.

17	Lock up / Exit

17.1	LDK Germany Holding hereby undertakes to Sunways that for a period of 10 months following Completion it will not, without the consent of the Management Board,

17.1.1	sell, transfer, pledge, encumber or otherwise dispose of (verfügen über) (including the granting of any option over or the creation of any form of trust relationship in respect of) any Sunways Shares held by it at Completion;

17.1.2	enter into any agreement or transaction in respect of any voting rights or other rights attaching to Sunways Shares held by it at Completion; or

17.1.3	enter into any transaction (including derivative transactions) or carry out any other action that would be the economic equivalent of any of the above.

17.2	Section 17.1 shall not apply to the sale and/or transfer of Sunways Shares held by LDK Germany Holding at Completion to any affiliated company within the meaning of secs. 15 et seqq. AktG.

17.3	Except as provided for in Section 8, LDK Germany Holding acknowledges and agrees that Sunways shall not be obligated to assist LDK Germany Holding in any way in a potential public offer of Sunways Shares (e.g. by preparing a prospectus in accordance with the requirements of the WpPG and the Commission Regulation (EC) No 809/2004 of 29 April 2004, as amended).

17.4	LDK Germany Holding shall at no time, and shall procure that no affiliated company within the meaning of secs. 15 et seqq. AktG, take any actions or offer any Sunways Shares in a manner that would unreasonably impose any obligations on Sunways pursuant to the United States Securities Act of 1933, as amended, and/or any other foreign laws governing the offering of shares, except for obligations imposed by such laws as a result of Sunways becoming an affiliate of LDK Germany Holding subsequent to the Completion.

18	Term and Termination

18.1	This Agreement shall become effective upon signature of the parties to it and is concluded for a term of five years except for (i) Section 6.2 which will remain effective for as long as Sunways Group will be consolidated in the accounts of LDK group, (ii) Section 14.2 which will remain effective for as long as LDK Germany Holding holds at least 20% of the shares and voting rights in Sunways and (ii) the business plan referred to in Section 15.1 that shall be applicable until the end of the calendar year 2013.

18.2	Prior to Completion, this Agreement may only be terminated with immediate effect in writing

•	by mutual written consent of the Parties; or

•	by either Sunways or LDK Germany Holding, if the condition set forth in Section 4.5.1 (Merger Control Clearance requirement) has not been fulfilled within 6 months following the Signing Date; or

•

by LDK Germany Holding if LDK Germany Holding (or an affiliated company as described in 17.2) and Sunways have entered into a Domination Agreement and such Domination Agreement has been registered in the commercial register of Sunways.

The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected.

18.3	Notice of termination must be given in writing to the addresses mentioned in Section 19. Such notice will take effect immediately upon it having been given in accordance with Section 12.6. The notice of termination must be made within 20 Business Days of the terminating Party becoming aware of the event giving rise to the termination right.

18.4	In the event of a termination of this Agreement, this Agreement shall have no further effect save for the provisions in Sections 16 and 19 through 22.

19	Notices

All notices, communications and declarations of will given pursuant to, or in connection with, this Agreement shall be given in writing in the English language and delivered by hand, by registered mail, by facsimile, by email or by courier (unless any other specific form is required by mandatory law) to the persons at the addresses set forth below, or such other person or address as may be designated by the respective party to the other parties in the same manner:

Sunways:	with a copy to:

Michael Wilhelm Sunways AG Photovoltaic Technology Macairestraße 3 - 5 78467 Konstanz Germany	Dr. Nikolaos Paschos / Kristina Klaaßen Linklaters LLP Königsallee 49-51 40212 Düsseldorf Germany

Telefax +49 7531 9967733-400 Email: michael.wilhelm@sunways.de	Telefax: +49 211 22977-435 Email:nikolaos.paschos@linkalters.com kristina.klaassen@linklaters.com
LDK Germany Holding:	with a copy to:

Xiaofeng Peng c/o LDK Solar Co., Ltd. Unit 15, 35th Floor West Tower, Shun Tak Centre 200 Connaught Road Hong Kong	Oliver Kessler Sidley Austin LLP Taunusanlage 160329 Frankfurt Main Germany Telefax: +49 69 22221-4001 Email: okessler@sidley.com

Telefax: +852 2291 6030 Email: ldkpeng@ldksolar.com	and
H. Timothy Li Sidley Austin LLP 39/F Two International Finance Centre 8 Finance Street, Central, Hong Kong Telefax: +852 2509-3110 Email: htli@sidley.com
LDK Solar Co., Ltd.	with a copy to:

Xiaofeng Peng LDK Solar Co., Ltd. Unit 15, 35th Floor West Tower, Shun Tak Centre 200 Connaught Road Hong Kong Telefax: +852 2291 6030 Email: ldkpeng@ldksolar.com

Oliver Kessler

Sidley Austin LLP

Taunusanlage 160329 Frankfurt Main

Germany

Telefax: +49 69 22221-4001

Email: okessler@sidley.com

and

H. Timothy Li

Sidley Austin LLP

39/F Two International Finance Centre

8 Finance Street, Central, Hong Kong

Telefax: +852 2509-3110

Email: htli@sidley.com

Provided that a party may change its notice details on giving notice to the other parties of the change in accordance with this Section 19 that notice shall only be effective on the date falling five Business Days after the notification has been received or such later date as may be specified in the notice.

20	Costs

Each party to this Agreement will bear its own costs (including the fees, costs and expenses of its advisors) relating to the preparation, negotiation and implementation of this Agreement and the transactions contemplated herein.

21	Miscellaneous

21.1	No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other parties.

21.2	Any provision of this Agreement (including this Section 21.2) may be amended or waived only if such amendment or waiver is made in writing, unless a stricter form is required by mandatory law.

21.3	Nothing in this Agreement will be construed as the formation of a partnership under secs. 705 et seqq. BGB (Gesellschaft bürgerlichen Rechts) or other form of partnership as between Sunways, LDK Germany Holding and/or LDK Solar.

21.4	The headings in this Agreement are merely for convenience. They will be disregarded for the purposes of interpreting this Agreement. The annexes to this Agreement form an integral part of this Agreement.

21.5	In this Agreement (including the Preamble), unless the context otherwise requires, where a German term has been added in brackets after an English term, the German term will be decisive for the purpose of interpretation of the English term whenever such English term is used in this Agreement.

21.6	Except as otherwise expressly provided for in this Agreement, this Agreement will not grant any rights to third parties and will not constitute a contract for the benefit of third parties (Vertrag zugunsten Dritter) or a contract with protective effect for third parties (Vertrag mit Schutzwirkung zugunsten Dritter).

21.7	If one or more provisions of this Agreement, including this provision, are or become illegal, invalid or unenforceable, that shall not affect or impair the legality, validity or enforceability of any other provision of this Agreement. The illegal, invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the illegal, invalid or unenforceable provision. The same shall apply in case of an amendment due to a failure of addressing a certain matter in this Agreement (Auffüllung einer Vertragslücke). It is the express intent of the parties to this Agreement that this Section 21.7 shall be construed as an exclusion of sec. 139 BGB in its entirety and not just as a reversal of the burden of proof (Beweislastumkehr).

22	Governing Law / Disputes

22.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

22.2	All disputes, controversies or claims arising out of or in connection with this Agreement, including the breach, termination or invalidity thereof (“Dispute”), shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“Rules”) by three arbitrators appointed in accordance with the Rules and this clause 22.2 (the “Tribunal”). The place of arbitration shall be Zurich, Switzerland, and the language to be used in the arbitral proceedings shall be English. One arbitrator will be nominated by each party to the Dispute and the third arbitrator, who will be the Chairman of the Tribunal, will be appointed by the ICC Court of Arbitration in accordance with the Rules.

22.3	If according to mandatory law a Dispute has to be settled by a competent court, the courts in Frankfurt Main, Germany, shall have exclusive jurisdiction, to the extent legally permissible.

Constance/Hong Kong, 31 December 2011

sunways Aktiengesellschaft		LDK Solar Germany Holding GmbH

represented by:		represented by:

/s/ Michael Wilhelm		/s/ Xiaofeng Peng

name:	Michael Wilhelm	name:	Xiaofeng Peng

/s/ Joerg von Strom

name:	Joerg von Strom

LDK Solar Co. Ltd.

represented by:

/s/ Xiaofeng Peng

name:	Xiaofeng Peng

Annex 7.1 to the Investment Agreement

Representations and Warranties of LDK Germany Holding and LDK Solar

1.	LDK Germany Holding and LDK Solar each individually, hereby represent and warrant by way of an independent guarantee (selbstständiges Garantieversprechen) pursuant to sec. 311 (1) BGB that the following statements are true and correct (zutreffend) and not misleading, in each case as of the Signing Date, whereby it is understood that the representations shall not constitute a warranty of condition (Beschaffenheitsgarantie) within the meaning of sec. 444 BGB:

1.1.	LDK Germany Holding is holder of the Contributed Claim. The Contributed Claim is free of any defect of title (Rechtsmangel), such defect of title including but not limited to the non-existence of the claim, any conditions, potential objections or third party rights.

1.2.	LDK Lessee Parent is a duly established and validly existing company under the laws of Hong Kong, People`s Republic of China. The share capital of LDK Lessee Parent has been fully and properly paid up and has neither openly nor in a hidden way been redistributed to the shareholders. The shares of LDK Lessee Parent are free of any obligations to make additional contributions or payments and similar obligations or restrictions.

1.3.	No persons or companies, other than LDK Germany Holding, hold any direct or indirect interest of any type whatsoever in LDK Lessee Parent and there are no rights to create or transfer such an interest. LDK Germany Holding has unrestricted ownership of the shares, free and clear from any third party rights, liens, encumbrances, pledges or any other restrictions and can freely dispose of the shares in LDK Lessee Parent. Any transfer of the shares in LDK Lessee Parent following formation of LDK Lessee Parent prior to Signing Date does not result in any adverse tax consequences of LDK Lessee Parent or future stakeholders of LDK Lessee Parent.

1.4.	There are no silent participations or other rights to participate in LDK Lessee Parent’s revenues, profits, assets, equity (or the value thereof) or which otherwise relate to its business and there are no rights to create or transfer such participations or rights.

1.5.	LDK Lessee is a duly established and validly existing foreign-invested company under the laws of the People`s Republic of China and has a duly approved business scope allowing it to carry out in particular import and export actions and the production of modules and any other actions provided for under the Fixed Assets Lease Agreement.

1.6.	Lessor (i) is a company duly established and validly existing under the laws of the People’s Republic of China, (ii) is a wholly owned subsidiary of LDK Solar, with 25.5% directly owned by LDK Solar and 74.5% indirectly owned by LDK Solar through its wholly owned subsidiary in China, Jiangxi LDK Solar Hi-Tech Co., Ltd., (iii) owns the Production Facility and (iv) such ownership is neither subject to restrictions on disposal nor to third party rights. The Production Facility is suitable for the production of the production volume of solar modules agreed in the Fixed Assets Lease Agreement and will conform to the specification described under the Fixed Assets Lease Agreement.

1.7.	LDK Germany Holding is owner of the Contributed Wafers. The Contributed Wafers are neither subject to restrictions on disposal nor to third party rights. The quality of the Contributed Wafers will conform to the specification as defined in Annex 1 of the Contribution Agreement.

1

Annex 7.2 to the Investment Agreement

Representations and Warranties of Sunways

1.	Sunways hereby represents and warrants by way of an independent guarantee (selbstständiges Garantieversprechen) pursuant to sec. 311 (1) BGB that the following statements are true and correct (zutreffend) and not misleading, in each case as of the Signing Date, whereby it is understood that the representations shall not constitute a warranty of condition (Beschaffenheitsgarantie) within the meaning of sec. 444 BGB:

1.1.	Sunways has been duly established and is validly existing as a stock corporation under the laws of the Federal Republic of Germany. The articles of association of Sunways attached to this Annex as Exhibit 1.1 represent the complete and current version of the articles of association of Sunways. No shareholder resolutions have been passed which could affect the current existence of Sunways; this includes, in particular, but without limitation, resolutions pursuant to the German Law on the Transformation of Companies (Umwandlungsgesetz) or resolutions on the liquidation of Sunways.

1.2.	No insolvency or similar proceedings have been, or have been threatened to be, opened over the assets of Sunways, and there are no circumstances that would require or justify the opening or application for such proceedings. Sunways is neither illiquid (zahlungsunfähig) nor over-indebted (überschuldet). However, according to existing contractual conditions the financing banks of Sunways may use their special right of cancellation of current financing due to a new majority shareholder acquiring a major stake of 20% or more of the share capital of Sunways. In this case, the short-term necessity of additional working capital financing may occur to avoid illiquidity or over-indebtedness.

1.3.	The New Sunways Shares will be validly issued in compliance with applicable law, free of any third party rights (including, without limitation, pre-emptive rights, rights of first refusal, subscription rights, option rights, conversion rights, or similar rights as well as pledges or other encumbrances) and any transfer restrictions (Verfügungsbeschränkungen), unless provided for in this Agreement.

1.4.	The New Sunways Shares will be no-par value shares (Stückaktien) attributed with the same rights as the other shares in the Company; except for the issue price (Ausgabebetrag) and any potential additional payments mandatorily required under the applicable law, there are no further payment or ancillary obligations or encumbrances with respect to the New Sunways Shares.

1.5.	To the extent legally permitted by German law, and to the best knowledge of Sunways, Sunways represents and warrants that the existing share capital of Sunways has been issued in compliance with the applicable German laws and regulations.

2